FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Woodmen Financial Services, Inc.
Years Ended December 31, 2019 and 2018
With Report and Supplemental Report
of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WOODMEN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 FARNAM STREET
(No. and Street)

OMAHA	NE	68102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDSEY EBLEN (402)661-8363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

801 GRAND AVE, STE 3000	DES MOINES	IOWA	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, TIM BUDERUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOODMEN FINANCIAL SERVICES, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

General Notary State of Nebraska
JUDY L. PIXLEY
My Comm. Exp. June 6, 2022.

Tim Buderus
Signature

PRESIDENT & CEO
Title

Judy L Pixley
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Woodmen Financial Services, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2019 and 2018

Contents



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Woodmen Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Woodmen Financial Services, Inc. (the Company) as of December 31, 2019 and 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2002.

Des Moines, Iowa
February 24, 2020

A member firm of Ernst & Young Global Limited

Woodmen Financial Services, Inc.

Statements of Financial Condition

	December 31	
	2019	**2018**
Assets		
Cash and cash equivalents	**$ 1,391,312**	$ 1,361,666
Receivables from brokers, dealers, and others	**490,296**	364,822
Other receivables	**2,187**	2,566
Prepaid expenses and other assets	**99,777**	56,519
Total assets	**$ 1,983,572**	$ 1,785,573
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 330,496**	$ 224,310
Due to parent	**199,024**	15,164
Accounts payable and accrued expenses	**240,410**	128,638
Total liabilities	**769,930**	368,112
Stockholder's equity:		
Common stock, $1 stated value:		
Authorized shares – 50,000		
Issued and outstanding shares – 50,000	**50,000**	50,000
Additional paid-in capital	**15,398,875**	15,398,875
Accumulated deficit	**(14,235,233)**	(14,031,414)
Total stockholder's equity	**1,213,642**	1,417,461
Total liabilities and stockholder's equity	**$ 1,983,572**	$ 1,785,573

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Operations

	Year Ended December 31	
	2019	**2018**
Revenues:		
Concession income	**$ 9,086,787**	$ 7,415,824
Fee income	**4,860**	3,450
Interest income	**35,507**	10,364
Other income	**1,884**	–
Total revenues	**9,129,038**	7,429,638
Expenses:		
Commission expense	**6,898,676**	5,458,500
Licenses and fees	**76,984**	82,289
Professional fees	**56,338**	178,145
Salaries and related expenses	**1,805,330**	806,419
Other operating expenses	**495,529**	448,365
Total expenses	**9,332,857**	6,973,718
Net (loss) income	**$ (203,819)**	$ 455,920

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at January 1, 2018	$ 50,000	$ 15,398,875	$ (14,487,334)	$ 961,541
Net income	–	–	455,920	455,920
Balances at December 31, 2018	50,000	15,398,875	(14,031,414)	1,417,461
Net loss	**–**	**–**	**(203,819)**	**(203,819)**
Balances at December 31, 2019	**$ 50,000**	**$ 15,398,875**	**$ (14,235,233)**	**$ 1,213,642**

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Cash Flows

| | Year Ended December 31 | |
	2019	**2018**
Operating activities		
Net (loss) income	**$ (203,819)**	$ 455,920
Adjustments to reconcile net Income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**(125,474)**	(120,571)
Other receivables	**379**	11,211
Prepaid expenses and other assets	**(43,258)**	24,007
Commissions payable	**106,186**	75,843
Due to parent	**183,860**	6,481
Accounts payable and accrued expenses	**111,772**	(91,252)
Net cash provided by operating activities	**29,646**	361,639
Increase in cash during year	**29,646**	361,639
Cash and cash equivalents at beginning of year	**1,361,666**	1,000,027
Cash and cash equivalents at end of year	**$ 1,391,312**	$ 1,361,666

See accompanying notes.

Woodmen Financial Services, Inc.

Notes to Financial Statements

December 31, 2019

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Woodmen Financial Services, Inc. (the Company) was incorporated on July 9, 2001, and is a wholly owned subsidiary of WFS Holdings, Inc., a wholly owned subsidiary of Woodmen of the World Life Insurance Society (WoodmenLife). The Company began operating as a broker-dealer on July 1, 2002. The Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer, which conducts business on an "Application Way" basis. The Company receives capital contributions from WoodmenLife to fund operations, if needed.

Recent Accounting Pronouncements

Accounting pronouncements adopted:

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU Update No. 2016-02 – Leases (Topic 842), which provides new guidelines that changes the accounting for leasing arrangements. This authoritative guidance requires lessee recognition of lease assets and lease liabilities on the balance sheet. The Company has adopted the guidance; however there is no impact to the financial statements as the Company has no lease agreements.

Accounting pronouncements not yet adopted:

In June 2016, the FASB issued ASU No. 2016-13 – Financial instruments – Credit Losses (Topic 326), amending the accounting for the credit impairment of financial instruments. Under the new guidance, impairment losses are required to be estimated using an expected loss model under which a valuation allowance is established and adjusted over time. The valuation allowance will be based on the probability of loss over the life of the instrument, considering historical, current and forecasted information. The new guidance differs significantly from the incurred loss model used today, and will result in the earlier recognition of impairment losses. The new guidance will also increase the volatility of earnings to the extent actual results differ from the assumptions used in the establishment of the valuation allowance. The guidance becomes effective for the fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of this new guidance on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing commercial checking and a money market account.

Fair Value

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchal disclosure framework for fair value that ranks the level of market price observability used in measuring financial instruments at fair value into three levels.

- Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 – Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.
- Level 3 – Fair values are based on significant unobservable inputs for the asset or liability.

All investments included in the statements of financial condition at December 31, 2019 and 2018 are in money market funds that are carried at cost, which approximates fair value. These investments are based upon daily quoted prices, and therefore are considered Level 1. There were no transfers between Level 1, Level 2 or Level 3 during 2019 or 2018.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

The Company evaluates the deferred tax asset for recoverability and establishes a valuation allowance when it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent Events

The Company's management has evaluated the financial statements for subsequent events though February 24, 2020, which the financial statements were issued.

2. Revenue from Contracts with Customers

The following table provides a disaggregation of revenue from contracts with customers by revenue type and a reconciliation to total revenues in the Statement of Operations:

	Year Ended December 31	
	2019	2018
Revenue from contracts with customers		
Mutual fund sales concessions	$ 1,295,206	$ 1,356,220
Insurance product concessions	5,668,506	4,307,667
Brokerage concessions	14,053	36,536
Asset based fees	1,967,517	1,636,598
Service fees	141,505	78,803
Total revenue from contract with customers	9,086,787	7,415,824
Other revenue:		
Fee income	4,860	3,450
Interest income	35,507	10,364
Other income	1,884	
Total other revenue	42,251	13,814
Total revenue as included in the Statement of Operations	$ 9,129,038	$ 7,429,638

The following discussion describes the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

Mutual fund sales concessions

The Company has entered into agreements with several organizations to sell mutual funds to its customers. The related performance obligation is the successful sale of the mutual fund assets. The Company will recognize mutual fund sales concession revenue at the point in time the performance obligation has been satisfied, which is the trade date.

Asset based fees

The Company has entered into agreements with several organizations to earn fees for servicing and distribution of retail mutual funds and mutual funds included in variable products. The Company's performance obligations are the servicing of assets, including processing purchases and redemptions, advertising and compensation for selling shares. The Company receives trail concessions monthly or quarterly for satisfying the performance obligations, and are based on a percentage of net assets maintained. The Company does not recognize revenue for these fees until amounts are known as the revenue we will be entitled to is highly uncertain and susceptible to factors outside of our control. Such factors include market value of assets under management and the length of time investors hold their accounts.

Insurance product concessions

The Company has agreements with WoodmenLife to earn concessions for servicing WoodmenLife's variable annuity policies. The Company also has an agreement with a unrelated insurance companies to sell their insurance products. The Company's performance obligations are for the initial sale of a policy. The Company receives consideration daily, weekly and monthly and recognizes revenue for these commissions when amounts are known. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and the amount of additional premiums paid by the policyholder.

Brokerage concessions

The Company has entered into agreements with its clearing broker to provide brokerage services to its customers. The related performance obligation is the successful sale of the brokered financial instruments, typically stocks and bonds. The Company will recognize brokerage concession revenue at the point in time the performance obligation has been satisfied, which is the trade date.

Service fees

The Company has an agreement with WoodmenLife to provide compliance, supervisory, and accounting services for proprietary variable annuity policies. The Company's performance obligations include those services for maintaining the policies. The Company receives services monthly based on a percentage of premiums paid by variable annuity policyholders to WoodmenLife. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and the amount of additional premiums paid by the policyholder.

Costs to fulfill the contracts with customers include commissions paid to agents for sales and servicing of the related mutual fund assets and insurance products. These costs relate to performance obligations already satisfied and are expensed when incurred.

Receivables from contracts with customers were $437,760 at December 31, 2019 and $313,443 at December 31, 2018 and were recorded in the statement of financial condition.

Fee Income

Fee income primarily consists of a minimum production requirement for Woodmen Financial Services Registered Representatives. A registered representative that does not meet required minimum production is assessed a fee to cover costs to keep the Registered Representative under contract. The fee for 2019 and 2018 was $150 and $150 per representative, respectively. The Company collected minimum production requirement fees of $3,300 and $2,850 for the years ended December 31, 2019 and 2018, respectively. The remaining fee income relates to termination fees and various other fees earned by the Company.

3. Income Taxes

The Company is included in the consolidated income tax return of WFS Holdings, Inc. Consolidated income tax expense is allocated based on each company's separate taxable income. Under this approach loss companies will not receive any benefit to the extent their losses contribute to reduce consolidated taxes.

The Company has accumulated net operating losses of $14,255,000, of which $14,055,455 can be carried forward to offset future taxable income through tax year 2037 and $199,551 do not expire. This represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Due to the uncertainty regarding whether the Company will generate sufficient future taxable income to realize the operating loss carryforwards, management has established a valuation allowance for the full amount of the net deferred tax asset.

Income Taxes (continued)

The Company has a net deferred tax asset of $2,994,000 at December 31, 2019 and $2,952,000 at December 31, 2018. The company recognized an income tax benefit of $0 and $74,000 related to the net operating losses deferred tax asset for the years ended December 31, 2019 and 2018. The net change in the valuation allowance for the years ended December 31, 2019 and 2018 was $42,000 and $(62,000), respectively. The effective tax rate is the expected future tax benefit of the current and prior year losses and, therefore, differs from the federal rate.

The Company classifies interest and penalties related to income taxes as other operating expense. The Company did not recognize any interest or penalties for the years ended December 31, 2019 and 2018.

The Company files a U.S. Federal income tax return and state income tax returns where required. The 2016 through 2019 U.S. Federal tax years are subject to income tax examinations by tax authorities. The Company does not have any uncertain tax positions for the years ended December 31, 2019 and 2018.

4. Net Capital

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2019, the Company had net capital of $1,061,667 which was $1,010,338 in excess of the required net capital of $51,329. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was **.**725 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

Woodmen Financial Services, Inc.

Notes to Financial Statements (continued)

5. Related-Party Transactions

A portion of the Company's revenue is received from WoodmenLife. The revenue is in the form of concessions for servicing WoodmenLife's variable annuity policies, of which the majority is paid to agents of WoodmenLife as commissions. Dealer concessions received from WoodmenLife in 2019 and 2018 were $3,262,267 and $2,002,207, respectively. Commissions paid to WoodmenLife in 2019 and 2018 were $3,118,791 and $1,915,317, respectively. Service Fees received from WoodmenLife in 2019 and 2018 were $141,505 and $78,803, respectively.

A portion of the Company's liabilities is due to WoodmenLife in accordance with a professional services agreement in effect. The amounts due at December 31, 2019 and 2018 were $199,024 and $15,164, respectively.

Some of the Company's operating expenses represent allocations from or payments by WoodmenLife, which are then reimbursed by the Company. Expense allocations are invoiced monthly and include, but not limited to, professional service fees, rent, and direct Company expenses. The amounts at December 31, 2019 and 2018, were $1,901,651 and $1,380,224, respectively.

Supplemental Information

Woodmen Financial Services, Inc.

Schedule I - Computation of Net Capital – Pursuant to Rule 15c3-1

December 31, 2019

Computation of net capital

Total stockholder's equity		$ 1,213,642
Ownership equity not allowable		-
Total regulatory capital		1,213,642

Deductions and/or charges:		
Nonallowable assets:		
Other receivables	$ 1,592	
Other assets	100,372	
Total deductions and/or charges		101,964

Net capital before haircuts on securities positions		1,111,678

Haircuts on securities	$	11
Other Deductions or Charges – Fidelity Bond Deduction		50,000
Net capital		$ 1,061,667

Computation of basic net capital requirement

Minimum net capital required Note (A)		$ 51,329
Net capital requirement (minimum)		50,000
Net capital requirement		51,329
Excess net capital		1,010,338
Net capital less greater of 10% of line 19 or 120% of line 12		984,674

Computation of aggregate indebtedness

Total A.I. liabilities from statement of financial condition:		
Commissions payable		$ 330,496
Due to parent		199,024
Accounts payable and accrued expenses		240,410
Total aggregate indebtedness		$ 769,930
Percentage of aggregate indebtedness to net capital		72.52%
Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		-%

Woodmen Financial Services, Inc.

Schedule I - Computation of Net Capital – Pursuant to Rule 15c3-1 (continued)

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement.

2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

There were no differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019, Part IIA Focus report filed on January 15, 2020.

Woodmen Financial Services, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Exhibit A of SEC Rule 15c3-3

December 31, 2019

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)1 – Limited business (mutual funds and/or variable annuities only)   ___
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained   ___
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer
          on a fully disclosed basis.   _x_
          Name of clearing firm: Pershing LLC
D. (k)(3) – Exempted by order of the commission   ___

Schedule III – Information Related to the Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2019

Exemptive Provision

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(ii) of that rule.